Via Facsimile and U.S. Mail
Mail Stop 4720

January 22, 2010

Mr. Leonard Kruimer
Chief Financial Officer
Crucell N.V.
Archimedesweg 4-6
2333 CN Leiden, The Netherlands

Re: **Crucell N.V.**
Form 20-F for the Period Ended December 31, 2008
Filed April 22, 2009
File No. 000-30962

Dear Mr. Kruimer:

        We have reviewed your December 8, 2009 response to our November 6, 2009
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 20-F for the fiscal year ended December 31, 2008

Management Report
Liquidity, page 98

1. Please confirm that you will provide a similar level of disclosure in your future
    filings as you have provided in your response to prior comment one.

Exhibits, page 190

2. We have reviewed your response to prior comment six. Based on your response,
    it appears that Quinvaxem accounted for 37.6% of your 2008 net product sales.
    In addition, you disclose on page 10 of your 20-F, "The significant growth of
    Quinvaxem® in 2008 is expected to continue in 2009. This product… is Crucell's
    best selling product. Quinvaxem® has enabled the company to become a major

supplier to paediatric vaccination programs worldwide." In connection with your sale of Quinvaxem, it appears that your business is substantially dependent on the profit sharing agreement with Novartis and your purchase contract with your largest customer which accounted for 37.6% of your 2008 net product sales. Please file these agreements pursuant to 4(b)(ii) of the Instructions as to Exhibits of Form 20-F. In addition, please revise your disclosure to describe the material terms of each of these agreements, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Senior Staff Attorney at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant